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                                                      Exhibit 2.4


                        NRG ENERGY, INC.
                  1221 NICOLLET MALL, SUITE 700
                      MINNEAPOLIS, MN 55403

                      As of April 26, 1996


O'Brien Environmental Energy, Inc.
225 South 8th Street
Philadelphia, PA 19106

Dear Sirs:

          This will confirm the understanding and agreement between O'Brien Environmental Energy, Inc. ("O'Brien") and NRG Energy, Inc. ("NRG"), with respect to the amendment of certain provisions of the Amended and Restated Stock Purchase and Reorganization Agreement between O'Brien and NRG dated as of January 31, 1996 (the "Agreement") regarding the payment of the Equityholders Cash Payment (as such term is defined in the Plan) pursuant to and in furtherance of the objectives of section 6.6(a) of the Plan:

          1. Capitalized terms used herein without definition shall have the respective meanings assigned to them in the Agreement.

          2. The second "Whereas" clause of the Agreement is hereby amended by deleting such clause in its entirety and inserting the following language:

"WHEREAS, subject to the terms and conditions set forth herein, and pursuant to the Composite Fourth Amended and Restated Plan of Reorganization for the Company proposed by the Company, the Purchaser, Wexford and the Equity Committee (as each such term is defined below) dated January 31, 1996 (as confirmed by the Bankruptcy Court, the "Plan"), the Purchaser desires that it or its designee acquire (i) the Purchased Old Common Stock (as defined below), (ii) 30.913% of the issued and outstanding capital stock of the Company as reorganized under the Plan on the Effective Date thereof (the Company as so reorganized, the "Reorganized Company") in exchange for the O'Brien Cash Equity Contribution, (iii) 10.947% of the issued and outstanding

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capital stock of the Reorganized Company in exchange for the
Purchased Old Common Stock acquired by the Purchaser pursuant to the terms hereof, and (iv) all of the capital stock of each of the Acquired Subsidiaries (as defined below) (the acquisition of the Purchased Old Common Stock, the stock of the Reorganized Company and the stock of the Acquired Subsidiaries is hereinafter referred to as the "Acquisition");"

          3.   The definition of the term "Cash Equity
Contribution" is hereby amended by deleting such definition in its entirety and inserting the following language:

          ""Cash Equity Contribution" shall mean that portion of the Cash Purchase Price funded by a cash payment by the Purchaser in respect of certain of the Purchased Shares, as defined below, in the amount of $28,678,062.92 (such amount including $417,062.92 as provided for in Section 2.5) subject to adjustment as provided in Sections 2.4 and 2.5 and increased by the amount, if any, of the Additional NRG Equity Contribution. The Cash Equity Contribution will be comprised of the O'Brien Cash Equity Contribution and the Purchased Subsidiary Cash Equity Contribution, each term as defined below."

          4. A new definition is hereby added to Section 1.1 of the Agreement following the definition of "NRG Newark Cogen Loan
Documentation" as follows:

          ""O'Brien Cash Equity Contribution"  shall equal
$21,178,062.92 (such amount including $417,062.92 as provided for in Section 2.5), subject to adjustment as provided in Sections
2.4 and 2.5 and increased by the amount, if any, of the Additional NRG Equity Contribution."

          5. A new definition is hereby added to Section 1.1 of the Agreement following the definition of "Purchased Company
Shares" as follows:

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          ""Purchased Old Common Stock" shall mean 15.845% of the
Old Common Stock (as such term is defined in the Plan) issued and outstanding immediately prior to the Effective Date of the Plan, being held pro-rata by each of the holders of the Old Common Stock."

          6. A new definition is hereby added to Section 1.1 of the Agreement following the definition of "Purchased Shares" as follows:

          ""Purchased Subsidiary Cash Equity Contribution" shall equal $7,500,000."

          7. Section 2.1 of the Agreement is hereby amended by deleting the portion of such Section following "on the Closing
Date," in the third line thereof, and inserting the following language:

          "each of the holders of the Old Common Stock, as such term is defined in the Plan, will sell to the Purchaser or its designee, as relevant, and the Purchaser or its designee shall purchase from each such holder, 100% of such holder's Purchased Old Common Stock in exchange for a pro-rata portion of the Equityholders Cash Payment, and the Reorganized Company shall issue or sell to the Purchaser or its designee, as relevant, and the Purchaser or its designee shall acquire from the Reorganized Company, (i) 30.913% of the Purchased Company Shares in exchange for the O'Brien Cash Equity Contribution, (ii) 10.947% of the Purchased Company Shares in exchange for the Purchased Old Common Stock and (iii) the Purchased Subsidiary Shares in exchange for the Purchased Subsidiary Cash Equity Contribution (collectively, the "Purchased Shares"). At the Closing, (a) the Purchased Company Shares shall constitute 41.86% of the issued and outstanding shares of New Common Stock and (b) the Purchased Subsidiary Shares shall constitute 100% of the issued and outstanding shares of capital stock of the Acquired Subsidiaries. The Stock Transfer Agent will act as the agent of the Purchaser or its designee to receive the Purchased Old Common Stock from the holders thereof and to transfer such Purchased Old Common Stock to the Company on the Purchaser's or its

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designee's behalf in exchange for 10.947% of the Purchased
Company Shares received by the Purchaser or its designee on the Closing Date."

          8. Section 2.2 of the Agreement is hereby amended by deleting such Section in its entirety and inserting the following language:

          "SECTION 2.2  Consideration.

          (a) On the Closing Date, the Purchaser shall pay or cause to paid (1) to the Stock Transfer Agent on behalf of the holders of Old Common Stock, the Equityholders Cash Payment as consideration and in exchange for the Purchased Old Common Stock and (2) to the Company, $97,678,062.92 (such amount including $417,062.92 as provided for in Section 2.5) for distribution to the Claimants in accordance herewith and with the Plan and the Confirmation Order. The amount described in (2) above may be (i) reduced by the NRG New Loan Expenses of up to $100,000, (ii) increased or reduced, as applicable, by the adjustments to the Cash Equity Contribution provided for in Sections 2.4, 2.5 and 2.8, (iii) increased by the amount of any Additional NRG Equity Contribution, and (iv) increased by the aggregate amount of any NRG Mandatory Supplemental Loan; provided that the NRG Mandatory Supplemental Loan shall be deferred until after the Effective Date as and to the extent provided in Section 10.8(b) of the Plan (the amounts described in (1) and (2) above, as they may be increased or decreased pursuant hereto, the "Cash Purchase Price").

          (b) The Equityholders Cash Payment shall be paid by the wire transfer of immediately available funds to a bank account designated in writing by the Stock Transfer Agent and the remainder of the Cash Purchase Price shall be paid by the wire transfer of immediately available funds to a bank account designated in writing by the Company, reduced by the Holdback Escrow Amount, if any, and by the amount of any then outstanding DIP Loan that the Purchaser elects, pursuant to Section 3.8, to offset against the Cash Purchase Price, subject to the terms of the DIP Loan Agreement and the Plan."

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          9.  Except as expressly set forth above, the Agreement
is not affected hereby and remains in full force and effect. The holders of Old Common Stock are hereby recognized to be the third-party beneficiaries of this Amendment.

          If the foregoing correctly sets forth the understanding and agreement between NRG and O'Brien, please so indicate in the space provided for that purposes below, whereupon this letter shall constitute a binding agreement as of the date first above written.






                              O'BRIEN ENVIRONMENTAL ENERGY, INC.


                              By:  /s/   John B. Kelly
                                   Name: John B. Kelly
                                   Title: Chief Administrative
                                          Officer



                              NRG ENERGY, INC.

                              By:  /s/   Craig Mataczynski
                                   Name: Craig Mataczynski
                                   Title: Vice President

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